Delisting Determination,The Nasdaq Stock Market, LLC,
November 7, 2007, The Westaim Corporation. The
Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of The Westaim Corporation (the Company), effective at the opening of the trading session on November 19, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace
Rule: 4450(a)(5). The Company was notified of the Staffs determination on October 9, 2007. The Company did not appeal the Staff determination to the Listing
Qualifications Hearings Panel, and the Staff determination to delist the Company became final on October 18, 2007.